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                                                                     Exhibit 1.1


[CHINA MOBILE LOGO]       [CHINA MOBILE LETTERHEAD]


                                                                  14 August 2002
                                                           For Immediate Release


           CHINA MOBILE (HONG KONG) LIMITED ANNOUNCED INTERIM RESULTS
                    STEADY BUSINESS GROWTH AND SATISFACTORY
                             FINANCIAL PERFORMANCE

     China Mobile (Hong Kong) Limited ("CMHK" or "the Company", together with its subsidiaries, "the Group") announced its 2002 interim results today. The Company's businesses continued to grow steadily, achieving satisfactory financial results, while maintaining a strong and stable cash flow. Concurrently, the Company successfully completed the acquisition of mobile telecommunications assets in Mainland China, which the Company believes have immense development potential.

     Despite the slowdown in the global telecommunications industry, CMHK's businesses continued to grow steadily, achieving satisfactory financial performance for the past six months. As at 30 June 2002, excluding the eight recently acquired subsidiaries, the Group's operating revenue reached RMB55.1 billion, representing an increase of 13 per cent. over the same period in year 2001. EBITDA reached RMB33.4 billion, representing an increase of 15 per cent. over the same period in year 2001. The Group's EBITDA margin was 60.6 per cent., net profit reached RMB15.2 billion, representing an increase of 10 per cent. over the same period in year 2001. Earnings per share reached RMB0.82. The Group had over 80.30 million subscribers, representing a net increase of 10.66 million additional subscribers from year-end 2001. Aggregate usage volume exceeded 92.7 billion minutes. Average minutes of usage per user per month (MOU) was 209 minutes. Owing to the Group's stable high-value customer segment and the significant increase in revenue from new businesses, as well as the relatively orderly market environment, the Group's average revenue per user per month
(ARPU) was RMB124. Although this figure represents a small decline from RMB127 recorded in the fourth quarter of 2001, nonetheless, the rate of decline slowed. The trend of development of mobile data services is quite positive. The promotion of the "Monternet" brand has achieved initial success. The number of mobile data subscribers exceeded 40 million, and short message usage volume exceeded 12.6 billion. Revenue from new businesses increased by 152 per cent. over the same period in year 2001, and its proportion to total revenue increased by 2.4 percentage points to 5.4 per cent. compared to 2001.

     During the same period, CMHK completed the acquisition of eight mobile telecommunications companies in Mainland China. This greatly enhanced the Company's overall business growth potential. Following the completion of the acquisition, the Company attained contiguous coverage over twenty-one of the economically more advanced provinces, municipalities and autonomous region in China, with a total population in excess of one billion residing in its service area and a combined subscriber base of over 100 million. Assuming that the acquisition of the eight companies had been completed on 1 January 2002, CMHK's pro-forma combined operating revenue would have been RMB70.4 billion, representing an increase of 14 per cent. over the same period in year 2001. EBITDA would have been RMB41.5 billion, representing an increase of 17 per cent. over the same period in year 2001 and net profit would have been RMB16.6 billion, representing an increase of 18 per cent. over the same period in year 2001.

     Through the process of restructuring during the acquisition, the Company availed itself of the opportunity to advance enterprise reform within the newly acquired companies. The proactive integration of the subsidiaries allowed the full benefits of economies of scale and synergies from the acquisition to be realized more quickly. As at 30 June 2002, the combined subscriber base of

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the eight newly acquired companies exceeded 25.14 million, representing a net increase of approximately 4.22 million subscribers from year-end 2001. Operating revenue reached RMB15.2 billion, representing an increase of 19 per cent. over the same period in year 2001. EBITDA reached RMB8.0 billion, representing an increase of 27 per cent. over the same period last year. Net profit reached 2.8 billion, representing an increase of 71 per cent. over the same period in year 2001. Furthermore, EBITDA margin was 52.8 per cent., an increase of 3.2 percentage points over the same period in year 2001, and the rate of decline of ARPU slowed significantly.

     To generate shareholder value, CMHK has always focused on investing in opportunities in Mainland China's telecommunications market offering high growth. Although the Company has not distributed any dividends in the past, having comprehensively considered all relevant factors, including the fact that the Company utilized US$3.15 billion to satisfy the cash portion of the consideration for the Company's recently completed acquisition. CMHK's Board does not recommend the payment of an interim dividend for year 2002. Barring unforeseen circumstances, however, the Company will pay a final dividend in respect of the financial year ending 31 December 2002. The specific amounts of such dividend will depend on the Company's overall operational and cash flow positions at the relevant time.

     Mr. Wang Xiaochu, CMHK's Chairman and Chief Executive Officer, was pleased with the Company's steady business growth and satisfactory financial performance during the first half of year 2002. Looking to the future, he stated, "with the substantial development potential of Mainland China's telecommunications market, the steady enhancement of the Company's management capabilities and the economies of scale achieved by the Company through the recent acquisition, I am confident about the Company's stable and sustained growth. I am also confident about enhancing the management capabilities and operating results of the eight newly acquired companies." He emphasized that, despite the changing competitive environment ahead, the Company will, as in the past, persevere in pursuing established development strategies, focus on developing its core businesses, accelerate the integration of the newly acquired subsidiaries, bolster core competitiveness and maintain sustainable growth. The Company will also continue to emphasize the management principles of credibility, regularity and transparency, as well as prudent and stable financial and accounting policies, with a view to ensuring the truthfulness, accuracy and timeliness of disclosure data; to provide quality services to its customers and generate greater returns to shareholders.

                                     -END-

Media contact:
China Mobile (Hong Kong) Limited
Mr. Liu Ping or Ms. Rainie Lei
Tel: 852 3121 8888
Fax: 852 3121 8809

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

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